

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 15, 2011

VIA U.S. MAIL and FACSIMILE

Chunping Fong
Chief Financial Officer
China Lithium Technologies, Inc.
15 West 39th Street Suite 14B
New York, NY 10018

> **Re:** **China Lithium Technologies, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q for the fiscal quarters ended September 30, 2010 and**
> **December 31, 2010**
> **File No. 000-53263**

Dear Mr. Fong:

We have reviewed your response dated February 18, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us when you will file the amendments to the Form 10-K for the fiscal
        year ended June 30, 2010 and Form 10-Q for the quarter ended September 30,
        2010, as referred to in your responses. We may have further comment when we
        review the amendments.

Form 10-K for the fiscal year ended June 30, 2010

2.   We refer to your response to the first bullet point of prior comment 2. Please
        show us how you will account for the shares issued on September 2, 2010,
        including how you valued the shares issued. Please tell us whether there are any
        other share issuances or transfers from shareholders to employees or non-
        employees that should be recorded in the financial statements.

3.   With respect to your response to the fourth and fifth bullet points of prior
        comment 2:

        •   Specify the date on which China Lithium Technologies, Inc. issued the
                shares that were transferred to the nominees by Kun Liu on September 2,
                2010, and tell us to whom the shares were issued.

        •   We note your statement that the 2007 arrangement between Kun Liu and
                the nominees involved a sale of "future interests." Please reconcile your
                responses to the fourth and fifth bullets regarding who beneficially owned
                the shares that you say were transferred in September 2010 in exchange
                for those interests.

Section 16(a) Beneficial Ownership Reporting Requirement, page 34

4.   Please expand your response to the second bullet point of prior comment 18 to
        explain the basis for your conclusion that Chengzhou Xu is not an officer under
        the definition set forth in rule 16a-1(f). In this regard, please include a detailed
        description of the functions of your chief engineer. Given your disclosure in this
        section regarding his business experience, it is unclear how you concluded he is
        not an officer.

Form 10-Q for the fiscal quarter ended December 31, 2010

Item 1. Financial Statements

5.   Tell us where you have included footnote disclosure in the Form 10-Q about the
        share issuances leading you to restate the financial statements for the quarter

ended September 30, 2010, including description of terms of the issuances and how you valued and accounted for those shares. In addition, for the shares that were issued to an attorney (non-employee) for services, refer to FASB ASC 505-50.

6.   As a related matter, tell us, with a view toward amended or future disclosure, how the unvested shares issued to employees are considered in weighted average shares for purposes of presenting earnings per share. Refer to FASB Codification Topic 260.

Balance Sheets, page 3

7.   Please tell us why you present "deferred stock-based compensation expense" as a separate component of stockholders' equity in the balance sheet. Tell us why you believe that presentation is appropriate under FASB Codification Topic 718. We see that you appropriately record the line item against additional paid in capital in the statement of stockholders' equity.

Note 14. Restatement, page 22

8.   We note the footnote disclosure about the restatement for the recapitalization of Sky Achieve. However, we do not see where you have retroactively restated the statement of changes in stockholders' equity for the recapitalization for all periods presented on page 5. Please refer to FASB ASC 805-40-30 and FASB ASC 805-40-45 and the related implementation guidance.

9.   As a related matter, please tell us why you have not labeled the applicable financial statements as "restated" and why you did not provide all of the disclosures required by FASB ASC 250-10-50.

    You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding the comments on the financial statements and related matters. If you have any other questions, please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek at (202) 551-3641.

                                            Sincerely,

                                            Brian Cascio
                                            Accounting Branch Chief

cc: Steven W. Schuster, Esq. (Via facsimile)